From:	edward_c_delk@vanguard.com
Sent:	Thursday, December 13, 2007 11:56 AM
To:	Sandoe, Christian T.
Subject:	Fw: Vanguard Managed Payout Funds - Examples of Other Funds and Regulatory Character Issues

We just identified another mutual fund which reserves the right to invest in a private fund - Credit Suisse Global Small Cap Fund, Inc. (811-07715).

        ----- Original Message -----

    From: Edward C Delk
    Sent: 12/13/2007 10:30 AM EST
    To: sandoec@sec.gov
    Subject: Vanguard Managed Payout Funds - Examples of Other Funds and Regulatory
Character Issues

This note fulfills my promise to identify additional open-end investment companies featuring prospectus disclosure which reserves the right to invest in private investment funds or other pooled investment vehicles that are not registered under, or subject to the regulatory scheme of, the Investment Company Act of 1940. Here are the mutual funds (and 811-
numbers) we have identified in our limited search so far. Given the number of funds we found in our limited search, we believe it is reasonably likely that others exist as well.

1.   Absolute Strategies Fund (811-3023)
2.   Rydex Absolute Return Strategies Fund (811-07584)
3.   Rydex Hedged Equity Fund (811-07584)
4.   Rydex Inverse Government Long Bond Strategy Fund (811-07584)
5.   Rydex Inverse High Yield Strategy Fund (811-07584)
6.   Rydex Inverse Mid-Cap Strategy Fund (811-07584)
7.   Rydex Inverse OTC Strategy Fund (811-07584)
8.   Rydex Inverse Russell 2000 Strategy Fund (811-07584)
9.   Rydex Inverse S&P 500 Strategy Fund (811-07584)
10.   Rydex Managed Futures Strategies Fund (811-07584)
11.   TIFF Multi-Asset Fund (811-8234)

It occurred to me that we have not explicitly described the regulatory character of the Managed Payout Funds ("MPF"). Each of the MPF is a statutory "fund-of-funds" that is permitted to invest in (1) securities of other investment companies that are part of the same group of investment companies, pursuant to Section 12(d)(1)(G), (2) non-investment company securities, pursuant to Rule 12d1-2(a)(2), and (3) futures contracts, options on futures contracts, swap agreements, derivatives, and other financial instruments that may not be securities within the meaning of section 2(a)(36) of the Act, pursuant to Vanguard STAR Funds, et al., Investment Company Act Rel. Nos. 28009 (Sep. 28, 2007) (notice) and 28024 (Oct. 24, 2007) (order). The shares that would be issued by the absolute return fund described in the prospectus for the MPF would be "securities"
within the meaning of Rule 12d1-2(a)(2). The Commission staff has stated that "[t]he Investment Company Act generally does not limit the investment in hedge funds by registered investment companies, including registered FOHFs. But see supra note 34 (look-through provision of Section 3(c)(1)) and supra note 41 (companies formed for the specific purpose of investing in a Section 3(c)(7) fund may not be a qualified purchaser)." See Implications of the Growth of Hedge Funds, Staff Report to the United States Securities and Exchange Commission (Sep. 2003), footnote 231 [hereinafter, "Hedge Fund Report"].

None of the MPF is a fund of hedge funds ("FOHF"), which the Commission staff defined as "a hedge fund that utilizes a multi-manager, multi-strategy approach by investing all, or a significant portion, of its assets in hedge funds." See Hedge Fund Report at 67. Moreover, none of the MPF is a closed-end fund or otherwise meets the staff's published definitions for a "registered FOHF", a "Dual Registered FOHF" or a "40 Act only Registered

FOHF". See Hedge Fund Report, pp.69-70. Because the MPF are open-end investment companies structured to operate in compliance with Section 12(d)(1)(G) and Rule 12d1-2(a)(2), and are not hedge funds* or closed-end funds, it is not accurate to refer to them formally or informally as any type of FOHF or even as a "FOHF lite". And as we discussed, the absolute return fund described in the prospectus for the MPF will not charge a "performance fee" to the MPF based upon a percentage of the absolute return fund's capital gains and capital appreciation.

Vanguard would like to continue its ongoing discussions with the staff and address any remaining concerns the staff may have in a manner that permits the MPFs to become effective and commence operations prior to December 28, 2007, without impairing the existing legal right of the MPF to invest in non-investment company securities pursuant to Rule 12d1-2(a)(2) (such as securities issued by the absolute return fund should that fund be created in the future).

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* "Although financial service providers, regulators and the media commonly refer to "hedge funds," the term has no precise legal or universally accepted definition. The term generally identifies an entity that holds a pool of securities and perhaps other assets that does not register its securities offerings under the Securities Act and which is not registered as an investment company under the Investment Company Act. Hedge funds are also characterized by their fee structure, which compensates the adviser based upon a percentage of the hedge fund's capital gains and capital appreciation." See Hedge Fund Report at viii.

Edward C. Delk
Principal, Securities Regulation, Legal Department The Vanguard Group, Inc.
Overnight Delivery: 100 Vanguard Boulevard, Malvern, PA 19355 Standard Delivery: P.O. Box 2600, V26, Valley Forge, PA 19482
Phone: 610-669-6893
Mobile: 610-755-2879
Fax: 610-669-6600
E-mail: edward_delk@vanguard.com

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